Louis A. Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor
New York, NY 10036
Phone: 212-584-7805
Fax: 646-380-6635

July 24, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby, Esq.
Folake Ayoola, Esq.

Re:	Badu Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted May 1, 2019
CIK No. 0001766878

Ladies and Gentlemen:

By letter dated May 13, 2019, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Amendment No. 1 to the Registration Statement on Form S-1 that was submitted on May 1, 2019 (as amended on the date hereof, the “Registration Statement”). Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors

We are an “emerging growth company” and the reduced disclosure requirements applicable to “emerging growth companies” may..., page 11

1.	We note your revised disclosures in response to prior comment 14. Please further revise this risk factor to clearly state that you have chosen to take advantage of the extended transition period for complying with new or revised accounting standards and that as a result, your financial statements may not be comparable to companies that comply with public company effective dates. In addition, please indicate the status of your election on the cover page with the following disclosure: “If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act.”

The Company has made revisions in accordance with the Staff’s comments. See the cover page and page 11 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 25

2.	Please include a risk factor discussing the material risks related to your default of the $500,000 unsecured convertible note and the impact to your liquidity and capital resources if you are unable to negotiate a forbearance and note extension agreement. When available, please summarize the material terms of the note extension agreement and file the agreement as an exhibit to the registration statement.

The Company has made revisions in accordance with the Staff’s comments. See page 5 of the Registration Statement.

Business

Customers, page 29

3.	We note your revised disclosures in response to prior comments 3 and 4. Please provide similar disclosures for each period in which annual audited financial statements are provided. Also, revise your segment footnote to separately disclose the amount, or percentage, of revenue from each of your significant customers pursuant to ASC 280-10-50-42. Lastly, revise your risk factor disclosures on page 6 to address that fact that you rely on only three customers for over 80% of your revenues.

The Company has made revisions in accordance with the Staff’s comments. See page 6, 29 and 68 of the Registration Statement.

Competition, page 31

4.	We note your response to prior comment 5. Please revise your disclosure to more clearly attribute to the company your statement that “the Badu Networks solutions increases throughout optimization by a much larger percentage.” For example, you may attribute to the company by stating that “the company believes,” “we believe,” or “management believes.” In this regard, we note that the support you provided includes the company’s “internal testing” and “feedback from [the company’s] customers.”

The Company has made revisions in accordance with the Staff’s comments. See page 31 of the Registration Statement.

Description of Securities

Our Bylaws, page 41

5.	We note your response to prior comment 7 and your revised disclosure that “[n]otwithstanding the forum provisions of our bylaws, with respect to actions brought to enforce any duty or liability created by the Exchange Act of 1934... the Exchange Act provides that federal district courts have exclusive jurisdiction.” Please disclose whether this provision will apply to actions arising under the Securities Act. In this regard, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision will apply to Securities Act claims, please revise your prospectus to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision will not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in the bylaws state this clearly.

The Company has made revisions in accordance with the Staff’s comments. See page 42 of the Registration Statement.

Recent Sales of Unregistered Securities, page II-1

6.	We note your response to prior comment 10. Please provide the disclosure required by Item 701 of Regulation S-K for the January 1, 2019 through April 22, 2019 equity offering where the company received cash proceeds of $250,000 for 250,000 shares of common stock to be issued.

The Company has made revisions in accordance with the Staff’s comments. See pages II-2 and II-3 of the Registration Statement.

Please contact the undersigned at 212-584-7805 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman
Louis A. Brilleman